Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001
January 5, 2021 Via EDGAR and e-mail Laura L. Solomon Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549	Main Tel +1 212 506 2500 Main Fax +1 212 262 1910 www.mayerbrown.com Bradley W. Berman Direct Tel +1 212 506 2321 bberman@mayerbrown.com

Re:	Strategas Trust and Strategas Securities, LLC

Withdrawal of Application for an Order

Filed January 5, 2021

File No.: 812-15161

Dear Ms. Solomon:

We are writing on behalf of our client, Strategas Trust (the “Applicant”) to respectfully request the withdrawal of the Applicant’s application for an order under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 12(d)(1)(A), (B) and (C) of the 1940 Act, and for an order under Sections 6(c) and 17(b) of the 1940 Act, for an exemption from Section 17(a) of the 1940 Act (the “Application”). The Application was filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2020.

The Applicant respectfully requests that the Application be withdrawn and that the Commission take no further action with respect thereto.

************

Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Laura L. Solomon

U.S. Securities and Exchange Commission

January 5, 2021

cc:	Gus Demopoulos

Anna T. Pinedo